UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission file number: 001-33002

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
L-1 IDENTITY SOLUTIONS, INC.
177 Broad Street
Stamford, Connecticut 06901

L-1 IDENTITY SOLUTIONS, INC.
L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN (the “Plan”)
YEAR ENDED DECEMBER 31, 2010

b) Exhibits
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
L-1 Identity Solutions, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the L-1 Identity Solutions, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Stamford, Connecticut
June 23, 2011

L-1 Identity Solutions, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Investments, at fair value (Notes 2, 3, 4 and 5)
Mutual funds	$82,552,714	$64,094,616
Common/collective trusts	8,962,819	8,668,903

Total investments	91,515,533	72,763,519

Receivables:
Notes receivable from participants	1,916,231	1,658,765
Employer contributions	339,450	344,934
Participant contributions	277,046	239,900

Total receivables	2,532,727	2,243,599

Assets Available for Benefits	94,048,260	75,007,118

Liabilities
Benefit claims payable
L-1 stock fund	(6,222)	—

Total payables	(6,222)	—

Net Assets Available for Benefits, at Fair Value	94,042,038	75,007,118

Adjustment from fair value to contract value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	(72,876)	136,028

Net Assets Available for Benefits	$93,969,162	$75,143,146

The accompanying notes are an integral part of these financial statements.

L-1 Identity Solutions, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

December 31,
2010
Additions to net assets attributed to:
Investment income:
Net appreciation of investments (Note 2)	$11,448,813
Interest and dividend income	1,728,415

Total investment income	13,177,228

Contributions:
Employees	9,180,501
Employer	4,459,900
Rollovers	340,311

Total contributions	13,980,712

Transfer of net assets	2,651

Total additions	27,160,591

Deductions from net assets attributed to:
Benefits paid to participants	8,178,597
Administrative expenses	155,978

Total deductions	8,334,575

Net Increase	18,826,016

Net assets available for benefits:
Beginning of year	75,143,146

End of year	$93,969,162

The accompanying notes are an integral part of these financial statements.

L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES
     The following description of the L-1 Identity Solutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement and Summary Plan Description for a more complete description of the Plan’s provisions.
     General and Eligibility : The Plan is a defined contribution plan covering substantially all employees, excluding leased employees, of L-1 Identity Solutions, Inc. (the “Company”). Eligible employees of the Company over age 21 may join the Plan commencing on the first day of the month coinciding with or next following the date on which such Plan requirements are satisfied. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Contributions : Participants may contribute a percentage of eligible compensation to the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
     Participants who have attained age 50 before the end of a calendar year may elect to defer additional amounts (called “catch-up contributions”) to the Plan as of January 1st of that year. The additional amounts may be deferred regardless of any other limitations on the amount that these participants defer to the Plan. The maximum catch-up contribution that could be made in 2010 was $5,500.
     The Company may make a discretionary matching contribution, to be determined annually based on a percentage of the employees’ pretax contributions, but subject to a maximum 4% (5% maximum for Advanced Concepts, Inc. employees) of the employees’ eligible compensation contributed to the Plan. During 2010, the Company made matching contributions in L-1 stock. After December 31, 2010 matching contributions were made in cash. The Company may also make discretionary profit sharing contributions, of which there were none during the year ended December 31, 2010. Contributions were subject to certain limitations.
     Participant Accounts : Each participant’s account is credited with the participant’s contribution, the Company matching contributions (if any), and allocations of Plan earnings and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Investment Options : Participants may direct contributions to mutual funds or other investment options chosen by the Company. Participants may change their investment options at any time.
     Vesting : Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer contributions vest ratably over time, ranging from immediate vesting to graded vesting of 25% per year of employment with 100% vesting after four years of employment, depending on the employees’ division.
     Forfeitures : Non-vested forfeitures may be used to pay employer contributions. Forfeitures available to reduce employer contributions were $294,338 and $263,440 at December 31, 2010 and 2009, respectively. During 2010, forfeitures amounting to $118,373 were used to reduce employer contributions and pay certain administrative expenses.
     Unitized L-1 Stock Fund : In April 2008, the Plan introduced the Unitized L-1 Stock Fund (the “Fund”), the majority of which is comprised of L-1 Company Stock and the rest is invested in a short-term investment fund (“STIF”). The STIF component allows participants to execute daily transactions into and out of the Fund. Participants transact at the net asset value (“NAV”) of the Fund, rather than the stock price, and receive “units” of participation rather than shares. These units can be converted to share equivalents and allow processing similar to holding actual shares of L-1 common stock for receipts of dividends, proxy voting and in-kind withdrawals. A per share commission charge is reflected in the Net Asset Value of the L-1 Stock Fund and is absorbed by the Fund. Additionally, there are no restrictions on the sale of units of the L-1 Stock Fund, except as required by Federal Securities Laws or by Company policies.

     Payment of Benefits : Under the Plan, withdrawals may be made from the participant’s account for in-service distributions and hardship. An in-service distribution is allowed if an active participant has reached the age of 59 1/2. Hardship withdrawals are allowed if certain criteria are met. If a participant terminates service, the entire amount in his or her salary deferral account and the vested portion of his or her employer account may be distributed or rolled over in the form of a lump-sum payment or distributed in installment payments, as directed by the participant, if the account balance exceeds $5,000, otherwise, the vested portion will be distributed in a lump-sum payment. If continuous service is terminated by death, disability, or retirement, the entire balance is distributed in the form of a lump-sum payment.
     Benefits are recorded when paid.
     Participant Loans : Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years or, if a participant requests a loan for the acquisition of a principal residence, the loan may have a term of up to thirty years. The loans are secured by the vested balance in the participants’ accounts and bear interest at rates ranging from 4.25% to 10.25% which represent fixed rates determined by the Plan Administrator based upon the prevailing interest rates charged by persons in the business of lending money for loans. Principal and interest is paid ratably through payroll deductions. In the case of termination of employment, the former employee has the option to set up recurring automated payments to satisfy the loan or repay the entire outstanding loan balance plus accrued interest. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest. Participant loans outstanding amounted to $1,916,231 at December 31, 2010 and $1,658,765 at December 31, 2009 and are presented in the Statements of Net Assets Available for Plan Benefits as notes receivable from participants.
     Termination of the Plan : Although it has not expressed any intent to do so, the Company has the right to alter, amend or terminate the Plan by action of its Board of Directors, subject to the provisions of ERISA. In the event of termination, each participant will automatically become 100% vested in his or her account balance and distributions shall be made in accordance with the provisions of the Plan.
     Administrative Expenses : Certain administrative expenses of the Plan are paid directly by the Company.
     Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.
     Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. Contract value for this common/collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
     Use of Estimates : The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant assumptions and estimates relate to the valuation of investments.
     New Accounting Pronouncements : In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASU No. 2010-06),” which amended ASC Topic 820, “Fair Value Measurements and Disclosures,” by requiring disclosure of significant transfers between Levels 1 and 2 and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. In addition, ASU No. 2010-06 amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than on a net number. Finally, ASU No. 2010-06 requires fair value disclosures for each class of assets and liabilities and changes the guidance for employers’ disclosure about pension and other postretirement benefit plan assets to require that they be made for classes of assets instead of major categories. ASU No. 2010-06 was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchase, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan adopted the required provisions of ASU No. 2010-06 on January 1, 2010. The adoption of ASU No. 2010-06 did not have a material impact on the Plan’s financial statements.

     In September 2010, the FASB issued ASU No. 2010-25, “Plan Accounting — Defined Contribution Pension Plans’ Reporting Loans to Participants by Defined Contribution Pension Plans (ASU No. 2010-25),” which amended ASC Topic 962, “Plan Accounting — Defined Contribution Pension Plans”, adding new disclosure requirements for participant loans. ASU No. 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted ASU No. 2010-25 in 2010. The adoption of ASU No. 2010-25 required the Plan to retrospectively classify participant loans as notes receivable from participants rather than as plan investments for the year ended December 31, 2009 as reported in the Statements of Net Assets Available for Plan Benefits.
     Investment Valuation and Income Recognition : Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized gains and losses on sales during the year and current year changes in unrealized gains or losses based on the fair value of investments held at year end.
     The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.
     FASB ASC 820, “Fair Value Measurements and Disclosures”, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in inactive markets; (iii) inputs other than quoted prices that are observable for the asset or liability; (iv) inputs that are derived principally from or corroborated by observable (from sources independent of the reporting entity) market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable (best information available, which might include the entity’s own data) and significant to the fair value measurement.
     The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use on unobservable inputs.
     Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
     Mutual Funds — Investments in publicly traded mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.
     Investments in the Unitized L-1 Stock Fund are valued based on cash held in the account plus the ending quoted closing price of the common stock of L-1 Identity Solutions, Inc. that is held by the account on the last day of the Plan year and is classified within Level 2 of the valuation hierarchy.

     Common/Collective Trusts — The common/collective trust accounts are stated at fair value ($1/share) as reported by the Plan’s trustee. Units in a common/collective trust account are not traded on securities exchanges but are redeemable only by the issuer. The value of the Plan’s investments in common/collective trusts represent the value of the Plan’s interests in the overall value of the common/collective trusts and are classified within Level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
2. INVESTMENTS
     Except for its investment in common/collective trusts, the Plan’s investments are held in shares of mutual funds or unitized stock funds. The following table presents investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2010	2009

Investments, at fair value:
L-1 Stock Fund	$12,219,450	$5,581,400
Fidelity Managed Income Portfolio	8,962,819	7,318,124
PIMCO Total Return Fund Administrative Class	7,035,674	5,908,494
Victory Special Value Fund Class A	5,596,947	4,734,957
Wells Fargo Advantage Small Cap Value Fund	5,281,167	4,341,003
Fidelity International Discovery Fund	5,165,187	5,045,767
American Funds Growth Fund of America Class R4	*4,646,606	4,306,358
Fidelity Fund	*4,033,324	3,941,928
Other investments	38,574,359	31,585,488

Total investments	$91,515,533	$72,763,519

*	Represents less than 5% of net assets available for plan benefits as of December 31, 2010.
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $11,448,813, as follows:

Mutual Funds	$7,226,518
L-1 Stock Fund	4,222,295

Total	$11,448,813

3. FAIR VALUE MEASUREMENTS
     See “Investment Valuation” in Note 1 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. Below are the Plan’s financial instruments carried at fair value on a recurring basis, by the fair value hierarchy levels described in Note 1.
     The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
Fidelity Managed Income Portfolio	$—	$8,962,819	$—	$8,962,819
Mutual Funds:
L-1 Stock Fund	—	12,219,450	—	12,219,450
PIMCO Total Return Fund Administrative Class	7,035,674	—	—	7,035,674
Victory Special Value Fund Class A	5,569,947	—	—	5,569,947
Wells Fargo Advantage Small Cap Value Fund	5,281,167	—	—	5,281,167
Fidelity International Discovery Fund	5,165,187	—	—	5,165,187
American Funds Growth Fund of America Class R4	4,646,606	—	—	4,646,606
Spartan 500 Index Fund Investor Class	4,188,419	—	—	4,188,419
Fidelity Fund	4,033,324	—	—	4,033,324
Fidelity Contra fund	3,709,435	—	—	3,709,435
Allianz NFJ Dividend Value Fund Administrative Class	3,297,979	—	—	3,297,979
Fidelity Emerging Markets Fund	3,132,852	—	—	3,132,852
Fidelity Freedom 2020 Fund	2,590,316	—	—	2,590,316
Fidelity Freedom 2025 Fund	2,333,546	—	—	2,333,546
Fidelity Freedom 2015 Fund	2,303,452	—	—	2,303,452
Fidelity Freedom 2030 Fund	2,270,132	—	—	2,270,132
Fidelity Freedom 2035 Fund	1,721,083	—	—	1,721,083
Fidelity Select Energy Portfolio	1,688,748	—	—	1,688,748
Fidelity Capital & Income Fund	1,633,995	—	—	1,633,995
Fidelity Freedom 2040 Fund	1,563,499	—	—	1,563,499
Fidelity Low-Priced Stock Fund	1,497,419	—	—	1,497,419
Fidelity Diversified Int’l Fund	1,104,052	—	—	1,104,052
PIMCO Real Return Fund Administrative Class	1,063,895	—	—	1,063,895
Cohen & Steers Realty Shares, Inc.	861,924	—	—	861,924
Spartan Extended Market Index Fund Investor Class	746,539	—	—	746,539
Fidelity Freedom 2045 Fund	631,692	—	—	631,692
Vanguard Small Cap Index Fund Investor Shares	621,835	—	—	621,835
Fidelity Freedom 2010 Fund	578,367	—	—	578,367
Fidelity Income Freedom	392,943	—	—	392,943
Spartan International Index Fund Investor Class	300,987	—	—	300,987
Fidelity Freedom 2050 Fund	270,089	—	—	270,089
Fidelity Freedom 2005 Fund	98,161	—	—	98,161

Total assets at fair value	$70,333,264	$21,182,269	$—	$91,515,533

For the period ending December 31, 2010, there were no significant transfers in or out of Levels 1, 2, or 3.

     The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts :
Fidelity Managed Income Portfolio	$—	$7,318,124	$—	$7,318,124
Fidelity Stable Value Fund	—	1,350,779	—	1,350,779
Mutual Funds:
PIMCO Total Return Fund Administrative Class	5,908,494	—	—	5,908,494
L-1 Stock Fund	—	5,581,400	—	5,581,400
Fidelity International Discovery Fund	5,045,767	—	—	5,045,767
Victory Special Value Fund Class A	4,734,957	—	—	4,734,957
Wells Fargo Advantage Small Cap Value Fund	4,341,003	—	—	4,341,003
American Funds Growth Fund of America Class R4	4,306,358	—	—	4,306,358
Fidelity Fund	3,941,928	—	—	3,941,928
Spartan 500 Index Fund	3,358,811	—	—	3,358,811
Allianz NFJ Dividend Value Fund	2,891,114	—	—	2,891,114
Fidelity Contra fund	2,822,799	—	—	2,822,799
Fidelity Emerging Markets Fund	2,710,994	—	—	2,710,994
Fidelity Freedom 2015 Fund	2,186,874	—	—	2,186,874
Fidelity Freedom 2020 Fund	1,999,189	—	—	1,999,189
Fidelity Freedom 2025 Fund	1,711,715	—	—	1,711,715
Fidelity Freedom 2030 Fund	1,669,071	—	—	1,669,071
Fidelity Select Energy Portfolio	1,454,508	—	—	1,454,508
Fidelity Freedom 2040 Fund	1,210,537	—	—	1,210,537
Fidelity Freedom 2035 Fund	1,152,899	—	—	1,152,899
PIMCO Real Return Fund Class	1,081,878	—	—	1,081,878
Fidelity Capital & Income Fund	1,007,419	—	—	1,007,419
Fidelity Low-Priced Stock Fund	1,003,354	—	—	1,003,354
Fidelity Diversified Int’l Fund	963,956	—	—	963,956
Fidelity Freedom 2010 Fund	646,896	—	—	646,896
Cohen & Steers Realty Shares, Inc.	539,538	—	—	539,538
Spartan Extended Market Index Fund	399,671	—	—	399,671
Fidelity Freedom 2045 Fund	386,236	—	—	386,236
Vanguard Small Cap Index Fund	372,695	—	—	372,695
Fidelity Income Freedom	264,895	—	—	264,895
Spartan International Index Fund	217,949	—	—	217,949
Fidelity Freedom 2050 Fund	106,420	—	—	106,420
Fidelity Freedom 2005 Fund	75,291	—	—	75,291

Total assets at fair value	$58,513,216	$14,250,303	$—	$72,763,519

4. FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)
The following table sets forth additional disclosures of Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2010:

		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period`
Fidelity Managed Income Portfolio	$8,962,819	$0	Daily	None
L-1 Stock Fund	$12,219,450	$0	Daily	None

5. COMMON / COLLECTIVE TRUSTS
The Plan invests in the Fidelity Managed Income Portfolio, which is a stable value fund that is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.
The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Funds, plus earnings, less participant withdrawals and administrative expenses. The Funds impose certain restrictions on the Plan, and the Funds themselves may be subject to circumstances that impact their ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.
In accordance with ASC 962 “Plan Accounting — Defined Contribution Pension Plans” (formerly FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans), the stable value funds are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in nets assets available for benefits is presented on a contract value basis.
All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan. The average yields for the Fidelity Managed Income Portfolio as of December 31 are as follows:

2010
Based on annualized earnings (1)	2.68%
Based on interest rate credited to participants (2)	1.44%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

6. PARTY-IN-INTEREST TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Participant loans also qualify as party-in-interest transactions.
     The Company funds the employer match for the Plan in common stock through registered shares to the L-1 Stock Fund. Fidelity Management Trust Company is the record keeper and trustee for this fund.
7. TAX STATUS
     The Company has adopted a standardized prototype plan, and the Internal Revenue Service has issued an opinion letter, dated October 9, 2003, stating that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The adopted Plan has been amended since the date of the letter, however, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
8. PROHIBITED TRANSACTIONS
     During the 2010 and 2009 plan years, the Plan sponsor inadvertently failed to deposit approximately $0.5 million and $0.3 million, respectively, of participant deferrals within the required time frame (several days) as stated by the United States Department of Labor (DOL). The United States Department of Labor considers the late deposits to be a prohibited transaction. The Plan sponsor will file Form 5330 and pay the applicable excise tax. The excise tax payments, which are expected to be less than $100, will be made from the Plan sponsor assets and not from the assets of the Plan.
9. SUBSEQUENT EVENTS
     The Plan has evaluated subsequent events through the date the financial statements were issued.
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, for the respective years:

	For the years ended December 31,
	2010	2009
Net assets available for benefits per the financial statements	$93,969,162	$75,143,146
Adjustment from fair value to contract value per financial statements	72,876	(136,028)

Net assets available for benefits per the Form 5500	$94,042,038	$75,007,118

     The following is a reconciliation of investment income per the financial statements to the Form 5500:

For the year ended
December 31,
2010
Total investment income per the financial statements:	$13,177,228
Adjustment from fair value to contact value for interest in common/collective trust	208,904

Total investment income per the Form 5500	$13,386,132

11. RISKS AND UNCERTAINTIES
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. During the year ended December 31, 2010 and 2009, the fair value of investments appreciated by $11,448,813 and $13,396,639 respectively, due to market volatility related to economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.
12. SALE OF COMPANY
     On September 19, 2010, the Company entered into an agreement (the “Merger Agreement”) with Safran SA (“Safran”) and Laser Acquisition Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Safran, pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, the Company is to be acquired by Safran in a merger transaction providing for shareholders to receive $12.00 per share in cash, for an aggregate enterprise value of approximately $1.6 billion, inclusive of outstanding debt. Also on September 19, 2010, the Company entered in a definitive agreement (the “BAE Purchase Agreement”) to sell SpecTal/McClendon and Advanced Concepts (the “Intel Business”) to BAE Systems Information Solutions, Inc. (“BAE”) (a subsidiary of BAE Systems, Inc. the U.S. affiliate of BAE Systems plc) for a purchase price of $295.8 million in cash (and approximately $7.2 million in assumed obligations).
     In February 2011, the Company completed the sale of the Intel Business (Advanced Concepts, Inc, McClendon, LLC and SpecTal, LLC) to BAE Systems Information Solutions, Inc. (“BAE”) (a subsidiary of BAE Systems, Inc., the U.S. affiliate of BAE Systems PLC). As a result of the sale, the employees of the Intel Business no longer participate in the Plan and $21,265,641 was distributed from the Plan subsequent to February 15, 2011, of which $20,606,871 was rolled over into a new retirement plan or IRA.
     Completion of the merger transaction remains subject to certain conditions, including, among others, (i) termination or expiration of the Committee on Foreign Investment in the United States (“CFIUS”) review period pursuant to the Exon-Florio Provision of the Defense Production Act of 1950; (ii) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement; (iii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Company and Safran and compliance by the Company and Safran with their respective obligations under the Merger Agreement; (iv) no law or government order prohibiting the merger; and (v) other customary conditions.

L-1 Identity Solutions, Inc. 401(k) Plan
EIN: 04-3320515
Form 5500, Schedule H, Part IV, Item 4i — Schedule of Assets (Held at End of Year)
December 31, 2010
See Report of Independent Registered Public Accounting Firm

	December 31, 2010
		Fair
Description of Asset	Shares	Value
* L-1 Stock Fund	1,104,012	12,219,450
* Fidelity Managed Income Portfolio	8,889,943	8,962,819
PIMCO Total Return Fund Administrative Class	648,449	7,035,674
Victory Special Value Fund Class A	341,924	5,569,947
Wells Fargo Advantage Small Cap Value Fund	162,148	5,281,167
* Fidelity International Discovery Fund	156,331	5,165,187
American Funds Growth Fund of America Class R4	153,912	4,646,606
* Spartan 500 Index Fund Investor Class	94,164	4,188,419
* Fidelity Fund	125,453	4,033,324
* Fidelity Contra fund	54,768	3,709,435
Allianz NFJ Dividend Value Fund Administrative Class	287,531	3,297,979
* Fidelity Emerging Markets Fund	118,894	3,132,852
* Fidelity Freedom 2020 Fund	187,840	2,590,316
* Fidelity Freedom 2025 Fund	202,565	2,333,546
* Fidelity Freedom 2015 Fund	203,126	2,303,452
* Fidelity Freedom 2030 Fund	164,861	2,270,132
* Fidelity Freedom 2035 Fund	150,051	1,721,083
* Fidelity Select Energy Portfolio	32,302	1,688,748
* Fidelity Capital & Income Fund	173,276	1,633,995
* Fidelity Freedom 2040 Fund	195,193	1,563,499
* Fidelity Low-Priced Stock Fund	39,016	1,497,419
* Fidelity Diversified International Fund	36,619	1,104,052
PIMCO Real Return Fund Administrative Class	93,653	1,063,895
Cohen & Steers Realty Shares, Inc.	14,744	861,924
* Spartan Extended Market Index Fund Investor Class	19,558	746,539
* Fidelity Freedom 2045 Fund	66,564	631,692
Vanguard Small Cap Index Fund Investor Shares	17,895	621,835
* Fidelity Freedom 2010 Fund	42,558	578,367
* Fidelity Income Freedom	34,835	392,943
* Spartan International Index Fund Investor Class	8,558	300,987
* Fidelity Freedom 2050 Fund	28,794	270,089
* Fidelity Freedom 2005 Fund	9,081	98,161

		$91,515,533

*	Represents a party-in-interest to the Plan.

L-1 Identity Solutions, Inc. 401(k) Plan
EIN: 04-3320515
Form 5500, Schedule H, Part IV, Item 4a — Schedule of Delinquent Participant Contributions
See Report of Independent Registered Public Accounting Firm

		Contributions	Contributions	Total fully
	Contributions	corrected outside	pending correction	Corrected under
Plan Year	not corrected	of VFCP	in VFCP	VFCP and PTE 2002-51

2010 (a)	—	505,478	—	—
2009 (b)	—	281,827	—	—
Participant contributions transferred late into the plan: $787,305
Total that constitutes prohibited non-exempt transactions: $787,305
Late participant loan repayments are included in the amounts above.

(a)	$440,077 of 2010 transactions were corrected in 2010; $65,401 of 2010 transactions were corrected in 2011.

(b)	All of 2009 transactions were corrected in 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the L-1 Identity Solutions, Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

L-1 IDENTITY SOLUTIONS, INC. 401(k) PLAN
By:	/s/ James A. DePalma
	Name:	James A. DePalma
	Title:	Executive Vice President, Chief Financial Officer and Treasurer
Dated: June 23, 2011

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm